June 23, 2016

QTRRF:OTCQXInternational
QTA:TSXVENTURE
NR-08-16

QUATERRA ANNOUNCES AGM RESULTS

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or “the Company”) (TSX-V: QTA; OTCQX: QTRRF) today announced that all resolutions were passed by the requisite majority at its annual general meeting held in Vancouver, British Columbia on June 23, 2016. Smythe Ratcliffe, Chartered Accountants were re-appointed as auditors of the Company for the ensuing year and shareholders approved the Company’s 2016 10% rolling stock option plan.

A total of 113,341,331 common shares were represented at the AGM, representing 58.58% of the votes attached to all outstanding common shares as at the record date. All of the matters submitted to the shareholders for approval as set out in the Company’s notice of meeting and information circular dated May 16, 2016, were approved by the requisite majority of votes cast at the AGM.

Shareholders voted in favour of setting the number of directors at five. The following four incumbent directors were re-elected: Thomas Patton, John Kerr, LeRoy Wilkes and Terry Eyton. Gerald Prosalendis was elected for the first time as a fifth director.

Following the annual general meeting, the board of directors re-appointed Thomas Patton as Chairman and CEO, Gerald Prosalendis as President and COO, Lei Wang as CFO and Lawrence Page, Q.C. as Corporate Secretary.

The Company’s report of voting results is posted on the Company’s website.

On behalf of the Board of Directors,

Gerald Prosalendis
President & COO
Quaterra Resources Inc.

For more information please contact:
Gerald Prosalendis, President & COO, Quaterra Resources Inc.
604-641-2780

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.